FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated June 9, 2010 regarding strategies for seven businesses toward achieving new management plan goals

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date June 10, 2010	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Strategies for Seven Businesses Toward Achieving New Management Plan Goals

Tokyo, June 9, 2010 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced strategies for seven businesses toward achieving the goals of its “2012 Mid-term Management Plan. On May 31, 2010, Hitachi announced “2012 Mid-term Management Plan,” which is three year plan until the fiscal year ending March 31, 2013. The primary goals of this new medium-term management plan are to achieve growth driven by the Social Innovation Business and establish a solid financial base.

Key Strategy

1. Information & Telecommunication Systems Business

1-1. FY2009 Results and FY2012, 2015 Targets

	[Billions of yen]
	FY2009 Results	FY2012 Targets	FY2015 Targets
Revenues	1,705.5	1,850.0	2,300.0
Service revenues ratio	58%	60%	65%
Operating income	94.5 5.5%	130.0 7.0%	185.0 8.0%
Overseas revenue ratio	22%	23%	35%

1-2. Business Targets

“Transform into a global company capable of providing reliability and security in high-profile fields around the world as a solutions partner based on strong products and services”

1-3. Business Strategy

(1) Strengthen and expand global business

	[Billions of yen]
	FY2009 Results	FY2015 Targets
Overseas revenues	367.6	800.0

[1]	Expand business globally based on three pillars (Storage solution business, Consulting business, Integrated IT services business)

	[Billions of yen]
	FY2009 Results	FY2015 Targets
Storage solution business	304.0	400.0
Consulting business	45.0	130.0
Integrated IT services Business	—	260.0

[2]	Expand Business in Emerging Markets

    - Business development based on strong products such as storage and ATMs

	[Billions of yen]
	FY2009 Results	FY2015 Targets
China/Asia revenues	75.0	200.0

[3]	Develop a social infrastructure building business by combining the Hitachi Group’s collective strengths

(2) Add value to businesses and create services

	[Billions of yen]
	FY2009 Results	FY2015 Targets
Services revenues	987.0	1,500.0

[1]	Expand highly reliable cloud computing services

	[Billions of yen]
	FY2012 Targets	FY2015 Targets
Cloud related revenues	200.0	500.0

[2]	Expand platform services

[3]	Add value to the systems integration and services businesses

[4]	Establish a global consulting network

(3) Reinforce management base

[1]	Develop new customers and expand business scale by optimizing tasks among Hitachi Group companies

[2]	Strengthen operations

[3]	Pursue improved quality and productivity by strengthening MONOZUKURI (Manufacturing Capabilities) and increase customer satisfaction further

2. Power Systems Business

2-1. FY2009 Results and FY2012, 2015 Targets

	[Billions of yen]
	FY2009 Results	FY2012 Targets	FY2015 Targets
Revenues	882.1	900.0	1,200.0
Operating income	22.0 2.5%	5.0%	6.0%
Overseas revenue ratio	40%	47%	50%

2-2. Business Targets

“To become a leading Company in creating global society’s future with cutting-edge energy technologies”

2-3. Business Strategy

(1) Focus on Growth Regions and Fields

[1]	Expand revenues focusing on emerging markets (Asia, etc.)

[2]	Focusing on growth fields with high contribution to the environment

(2) Promoting Globalization

[1]	Expand global business operations centered on three core regional bases (Europe, Asia and the Americas)

[2]	Promoting localization and partnering

[3]	Cooperate to realize low-carbon society — Collaborate with China’s National Development and Reform Commission

(3) Strengthen Business Competitiveness

[1]	Optimize and strengthen production and procurement

[2]	Bolster overseas project management capabilities

[3]	Promote globalization of services and strengthen services business

[4]	Strengthen global R&D Network and promote development of future technologies

(4) Fusion of Power System and ICT: Total proposals for creating highly eco-friendly new social infrastructure

[1]	Provide new solutions through “fusion”

[2]	Established Smart City Business Management Division in April 2010 for creating solutions

2-4. Each Business Strategy

(1) Thermal Power Business

	[Billions of yen]
	FY2009 Results	FY2015 Targets
Thermal Power Business revenues	500.0	650.0

[1]	Strengthen highly efficient coal-fired thermal power business

[2]	Accelerate development of “clean coal” technology

[3]	Expand medium-capacity gas turbine business

(2) Nuclear Power business

	[Billions of yen]
	FY2009 Results	FY2020 Targets
Nuclear Power Business revenues	210.0	380.0

[1]	Deploy new nuclear power plants in the global market

[2]	Provide one stop service through the total nuclear fuel cycle

[3]	Develop nuclear technologies and increase production capacity

(3) Renewable Energy Business

	[Billions of yen]
	FY2009 Results	FY2015 Targets
Renewable Energy Business revenues	60.0	200.0

[1]	Strengthen business base as systems integrator

[2]	Differentiate through systems proposal capabilities based on advanced technologies

3. Social Infrastructure & Industrial System Business

3-1. FY2009 Results and FY2012, 2015 Targets

	[Billions of yen]
	FY2009 Results	FY2012 Targets	FY2015 Targets
Revenues	727.5	800.0	1,150.0
Operating income	2.3%	3.5%	6.0%
Overseas revenue ratio	22%	30%	Over 40%

3-2. Business Targets

“Innovate by fusing IT and technologies supporting social infrastructure and industrial systems”

3-3. Business Strategy

(1) Social Infrastructure Systems Business

	[Billions of yen]
	FY2009 Results	FY2015 Targets
Social Infrastructure Systems Business revenues	120.6	210.0

*	FY2015 Targets: Operating income ratio 6%, Overseas revenue ratio over 30%

[1]	Strengthen develop water business savices in Japan

[2]	Enter overseas water business in earnest

(2) Industrial Systems Business

	[Billions of yen]
	FY2009 Results	FY2015 Targets
Industrial Systems Business revenues	456.7	620.0

*	FY2015 Targets: Operating income ratio 5%, Overseas revenue ratio over 35%

[1]	Expand highly efficient, environmentally friendly components and systems businesses

(3) Railway Systems Business

	[Billions of yen]
	FY2009 Results	FY2015 Targets
Railway Systems Business revenues	150.2	320.0

*	FY2015 Targets: Operating income ratio 8%, Overseas revenue ratio over 60%

[1]	Sustainable growth in Japan

[2]	Expand overseas businesses

4. Information Control Systems Business Strategy

4-1. FY2009 Results and FY2012, 2015 Targets

	[Billions of yen]
	FY2009 Results	FY2012 Targets	FY2015 Targets
Revenues	232.9	250.0	350.0
Overseas revenue ratio	7%	20%	35%

*	Revenues are included separately those of Information & Telecommunication Systems Company, Power Systems Company, and Industrial & Social Infrastructure Systems Company.

4-2. Business Targets

“We will drive the Social Innovation Business through Smart & Smooth social infrastructure systems that fuse information and control.”

4-3. Business Strategy

(1) Promote businesses involving collaborative creation with customers

[1]	Provide solutions that fuse information and control for railways

[2]	Provide complete systems by developing a support package for plant operation and maintenance

(2) Develop next-generation social infrastructure systems by drawing on the collective strengths of the Hitachi Group

[1]	Concentrate investment in joint R&D with the Supervisory Office for Business coordination (energy, transport, etc.)

[2]	Collaboration with Smart City Business Management Division (Control of business and development across the group)

[3]	Development of next-generation smart grid solutions

(3) Use urban development projects as a springboard for expanding into global growth markets

[1]	Strengthen ties with governments to create projects (Tianjin Eco-City, Delhi Mumbai Industrial Corridor feasibility study, etc.)

[2]	Establish global manufacturing and SI bases

[3]	Actively propose inter-city high-speed rail plans

5. Urban Planning and Development Systems Business Strategy

5-1. FY2009 Results and FY2012 Targets

	[Billions of yen]
	FY2009 Results	FY2012 Targets
Revenues	393.8	410.0
Operating income	264 6.7%	8.0%
Overseas revenue ratio	28%	30%

5-2. Business Targets

“Strengthen and expand the “Whole Buildings” facility management business in Japan, including elevator and escalators. Reinforce the elevator and escalator business in the “Asian Belt Zone”, especially in China.”

5-3. Business Strategy

(1) Business Strategy (Japan)

<Elevators and Escalators business>

[1]	Continue securing new equipment orders

[2]	Strengthen modernization business to counter falling new equipment demand

[3]	Generate stable earnings by strengthening maintenance business

<Building Facility Management business>

[1]	Provide services for whole buildings with environmental consideration

(2) Business Strategy (Overseas)

[1]	Expand business in China

[2]	Implementing Measures to expand business by Asia regional HQ

[3]	Highly efficient development framework in 4 location (Japan, China (Shanghai, Guangzhou) and Singapore)

[4]	Build a highly efficient global manufacturing and supply framework

6. Automotive Systems Business Strategy

6-1. FY2009 Results and FY2012, 2015 Targets

	[Billions of yen]
	FY2009 Results	FY2012 Targets	FY2015 Targets
Revenues	638.8	750.0	Over 1,000.0
Operating income	(5.4) (0.8%)	4.5%	Over 5.0%
Overseas revenue ratio	42%	44%	Over 50%

6-2. Business Targets

“Establish a presence as a global supplier.”

6-3. Business Strategy — Basic Strategy by Value Chain

[1]	Strengthen R&D, Design

[2]	Strengthen MONOZUKURI (Manufacturing capabilities)

[3]	Strengthen marketing and sales

[4]	Strengthen global business foundation

6-4. Priority Policies

[1]	Bolster “Multifaceted MONOZUKURI” (Strengthen R&D and Innovate production technology)

[2]	Strategic cooperation with domestic and overseas manufacturers

[3]	Achieve global operations (Accelerate localization)

7. Consumer Business

7-1. FY2009 Results and FY2012 Targets

(1) Consumer Business

	[Billions of yen]
	FY2009 Results	FY2012 Targets
Revenues	929.2	930.0
Operating income	(7.2) (0.8%)	2.3%
Overseas revenue ratio	47%	50%

(2) Hitachi Consumer Electronics Co., Ltd.

		[Billions of yen]
	FY2009 Results	FY2012 Targets
Revenues	418.9	380.0
Operating income	(2.9%)	1.8%
Overseas revenue ratio	65%	77%

(3) Hitachi Appliances, Inc

		[Billions of yen]
	FY2009 Results	FY2012 Targets
Revenues	445.7	540.0
Operating income	0.9%	2.7%
Overseas revenue ratio	33%	37%

7-2. Business Strategy

(1) Consumer Business

[1]	Expand earnings through video and components businesses created from visual technologies

[2]	Home appliance business

-	Achieve stable profitability in flat-panel TVs

-	Expand electrical home appliance business overseas, expand new environment fields

[3]	Air conditioning business

-	Expand further globally

(2) Hitachi Consumer Electronics Co., Ltd.

“Create a continuously profitable structure centered on the video and components business.”

[1]	LCD projectors: Secure No.1 share worldwide (FY2011) and increase earnings

(*) Share in monetary terms. Excludes home use and SVGA

[2]	Optical disk drive: Maintain No.1 share worldwide and increase earnings (*) Share in unit

[3]	Flat-panel TV: Achieve stable profitability

(3) Hitachi Appliances, Inc.

[1]	Home Appliances Business

“Expand global business and new environment fields revenues”

	[Billions of yen]
	FY2009 Results	FY2012 Targets
Electrical home appliance business revenues	230.0	250.0
Overseas electrical home appliances business revenues	40.0	50.0
Environment New field business revenues	30.0	50.0

*	The above figures include revenues of solar power generation business etc. of Hitachi Consumer Marketing, Inc (sales, engineering, and maintenance service company of Home Appliances)

-	Promote a strategy of adding value with core energy-saving and environmental technologies

[2]	Air Conditioning Business

“Expand global business further”

	[Billions of yen]
	FY2009 Results	FY2012 Targets
Air Conditioning business revenues	234.0	300.0
Overseas business revenues	100.0	150.0

-	Expand environmentally friendly products based on core heat pump technologies

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	fluctuations in product demand and industry capacity;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company's website at http://www.hitachi.com.

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